Exhibit 99.1

News Release

AIR CANADA TECHNICAL SERVICES SECURES USD$300 MILLION MAINTENANCE AGREEMENT FOR DELTA AIR LINES

MONTREAL, March 29, 2005 - Air Canada Technical Services (ACTS), a limited partnership of ACE Aviation Holdings Inc., today announced that it has secured an agreement with Delta Air Lines for the maintenance, repair and overhaul (MRO) of the Atlanta-based airline’s fleet of more than 200 Boeing 757-200, 767-300 and 767-300ER aircraft. The exclusive agreement, one of the industry’s largest outsourcing contracts, covers a period of five years and represents potential revenue to ACTS of approximately USD$300 million. Heavy maintenance work will be performed at ACTS’s Vancouver maintenance centre beginning in May 2005, resulting in the creation of approximately 300 jobs there. Delta Air Lines currently operates 121 Boeing 757s, 28 Boeing 767-300s and 59 Boeing 767-300ER aircraft.

“The selection of ACTS to perform Delta’s heavy maintenance work on its Boeing fleet is a reflection of Air Canada Technical Services’ worldwide reputation for safety and reliability, and underscores our cost competitiveness achieved through restructuring last year,” said Robert Milton, Chairman of ACTS, and Chairman, President and CEO of ACE Aviation Holdings Inc. “We look forward to further developing the potential value that ACTS holds for all stakeholders, including customers such as Delta, one of the world’s leading and largest carriers.”

“A major contract such as this, one of the industry’s largest, reflects ACTS’s strong reputation for quality service and technical expertise in a number of fleet types including these Boeing aircraft,” said Bill Zoeller, President and CEO, ACTS. “Our agreement with Delta Air Lines is consistent with our business strategy to leverage our MRO expertise, and knowledge of commercial airline operations, to grow as a stand alone profitable business.”

Air Canada Technical Services, a limited partnership of ACE Aviation Holdings Inc., the parent company of Air Canada, is a full-service Maintenance, Repair and Overhaul organization that provides airframe, engine and component maintenance and various ancillary services to a wide range of more than 100 global customers, including Air Canada, Air Canada Jazz, JetBlue, United Airlines, ABX, Mexicana, Snecma Services, Chromalloy, Lufthansa Technik, International Lease Finance Corporation (ILFC) and Canada’s Department of National Defence. Montreal-based ACTS operates maintenance centers across Canada with a combined workforce of 3,600 employees and has major bases in Montreal, Toronto, Winnipeg and Vancouver.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741
Internet:	aircanada.com